SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 8)

                          Kollmorgen Corporation
       ____________________________________________________________
                             (Name of Issuer)

                  Common Stock, Par Value $2.50 Per Share
       ____________________________________________________________
                      (Title of Class and Securities)

                                 500440102
        ___________________________________________________________
                   (CUSIP Number of Class of Securities)

                               John F. Keane
                         Tinicum Enterprises, Inc.
                            990 Stewart Avenue
                       Garden City, New York  11530
                              (516) 222-2874
       _____________________________________________________________
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                                 Copy to:

                           Paul T. Schnell, Esq.
                   Skadden, Arps, Slate, Meagher & Flom
                             919 Third Avenue
                         New York, New York  10022
                              (212) 735-3000

                               May 10, 1996
   ____________________________________________________________
                       (Date of Event which Requires
                         Filing of this Statement)

        If the filing person has previously filed a statement on
        Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ( )

        Check the following box if a fee is being paid with this
        Statement:  ( )


                               SCHEDULE 13D

   CUSIP No. 500440102
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        TINICUM INVESTORS                     13-3800339
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ( )
                                                          (b) ( )
   _________________________________________________________________
   (3)  SEC USE ONLY
   _________________________________________________________________
   (4)  SOURCE OF FUNDS
        WC, BK
   _________________________________________________________________
   (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )
   _________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
   _________________________________________________________________
                                 (7)  SOLE VOTING POWER
         NUMBER OF                    378,807 COMMON (SEE ITEM 5)
          SHARES                 ___________________________________
       BENEFICIALLY              (8)  SHARED VOTING POWER
         OWNED BY                     315,650 COMMON (SEE ITEM 5)
           EACH                  ___________________________________
         REPORTING               (9)  SOLE DISPOSITIVE POWER
          PERSON                      0
           WITH                  ___________________________________
                                 (10) SHARED DISPOSITIVE POWER
                                      694,457 COMMON (SEE ITEM 5)
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 694,457 COMMON (SEE ITEM 5)
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                      (  )
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        7.1% OF COMMON (SEE ITEM 5)
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON
        PN
   _________________________________________________________________


                  This Statement constitutes Amendment No. 8 to the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Tinicum Enterprises, Inc., a Delaware corporation ("Enterprises"), RUTCO Incorporated, a Delaware corporation ("RUTCO"), Mr. James H. Kasschau ("Mr. Kasschau"), Mr. Putnam L. Crafts, Jr. ("Mr. Crafts"), RIT Capital Partners plc, a United Kingdom corporation ("RIT"), J. Rothschild Holdings plc, a United Kingdom corporation ("JRH"), and J. Rothschild Capital Management Limited, a United Kingdom corporation ("JRCML"), in connection with their beneficial ownership of shares of common stock, par value $2.50 per share ("Common Stock"), of Kollmorgen Corporation, a New York corporation (the "Issuer"). This Amendment No. 8 is being filed by Tinicum Investors, a Delaware general partnership ("TI"), Mr. Crafts, RIT, JRCML and St James's Place Capital plc, a United Kingdom corporation ("SJPC").

                  Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed to them in the
        Schedule 13D.

        ITEM 2.   IDENTITY AND BACKGROUND.

                  Item 2(c) is hereby amended and supplemented by adding the following:

                  As previously reported in Amendment No. 5 to the
        Schedule 13D, Mr. Kasschau is no longer an officer or director of Tinicum, Enterprises, RUTCO, Associates or Foreign. Accordingly, all references in the Schedule 13D to "Reporting Persons" shall no longer include Mr. Kasschau. Each of the Reporting Persons disclaims beneficial ownership of any shares of Common Stock owned by Mr. Kasschau and disclaims membership in any "group" with Mr. Kasschau with respect to the Common Stock for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose under any other provision of the Exchange Act or the rules and regulations promulgated thereunder.

        ITEM 4.   PURPOSE OF TRANSACTION.

                  Item 4 is hereby amended and supplemented by adding the following:

                  The Reporting Persons hold the Common Stock for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, subject to the provisions of the Shareholder Agreement (filed as Exhibit 9 to the Schedule 13D), reserve the right to sell all or a portion of their holdings in the open market or in privately negotiated transactions or otherwise, to maintain their holdings at current levels, or to acquire additional shares of Common Stock in the open market or in privately negotiated transactions or otherwise. Any such actions will depend upon, among other things, the ability to sell shares of Common Stock, or the availability of shares of Common Stock for purchase, at satisfactory price levels; the continuing evaluation of the Issuer's business, financial condition, operations and prospects; general market, economic and other conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

                  By reason of the fact that the Reporting Persons and their affiliates do not beneficially own at least ten percent of the Total Voting Power, as defined in the Purchase Agreement (filed as Exhibit 2 to the Schedule 13D), Mr. Eric M. Ruttenberg ("Mr. Ruttenberg") did not stand for re-election to the Issuer's board of directors and, accordingly, ceased to be a director of the Issuer as of May 8, 1996, the date of the Annual Meeting of Shareholders.

                  Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs
        (a) through (j) of Item 4 of Schedule 13D.

        ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.

                  Items 5(a)-(c) are hereby amended and supplemented by adding the following:

                  (a)  As of the close of business on the date
        hereof, TI, Mr. Crafts and RIT have beneficial ownership of 694,457, 75,749 and 239,901 shares of Common Stock, respectively. Such Reporting Persons, as a group, beneficially own 694,457 shares of Common Stock, which represent 7.1% of the outstanding shares of Common Stock, based on the 9,723,466 shares of Common Stock reported in the Issuer's Proxy Statement, dated April 5, 1996, as outstanding on March 21, 1996.

                  To the best of the Reporting Persons' knowledge and belief, except for Mr. Ruttenberg who, as of March 29, 1996, beneficially owned 8,322 shares of Common Stock (including 4,000 shares of Common Stock that may be purchased by Mr. Ruttenberg upon exercise of presently exercisable non-employee director stock options), and except as otherwise set forth herein, none of the persons identified on Schedules I or II to the Schedule 13D, as amended, beneficially owns any shares of Common Stock.

                  (b) TI has the sole power to vote the 378,807 shares of Common Stock it owns and, except for certain limited circumstances in which each of Mr. Crafts and RIT has the power to vote such Reporting Persons' shares of Common Stock (see Items 4 and 6 of the Schedule 13D, as amended), the 315,650 shares of Common Stock owned by Mr. Crafts and RIT.

                  By reason of the right of first offer granted by Mr. Crafts and RIT to TI (as transferee of Enterprises and RUTCO) (see Item 6 of the Schedule 13D, as amended), the right of TI to require Mr. Crafts and RIT to participate in certain sales of shares of Common Stock by it and the right of Mr. Crafts and RIT to participate in certain sales by TI (see Item 6 of the Schedule 13D, as amended), TI has shared power to dispose of 694,457 shares of Common Stock, Mr. Crafts has shared power to dispose of 75,749 shares of Common Stock and RIT has shared power to dispose of 239,901 shares of Common Stock.

                  JRCML may, by virtue of its discretionary fund management agreement with RIT, be deemed to beneficially own the shares of Common Stock owned by RIT. SJPC, as the holding company of JRCML, may also be deemed to beneficially own the shares of Common Stock owned by RIT. JRCML and SJPC disclaim beneficial ownership of the shares of Common Stock owned by RIT.

                  (c) On March 29, 1996, Mr. Ruttenberg received, directly from the Issuer, 258 shares of Common Stock in lieu of cash compensation payable to him as a non-employee director of the Issuer.

        ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
                  ISSUER.

                  Item 6 is hereby amended and supplemented by adding the following:

                  TI (as transferee of Enterprises and RUTCO), Mr. Kasschau, Mr. Crafts and RIT entered into an Amendment to the Shareholder and Proxy Agreement, dated as of May 10, 1996 (the "Shareholder Agreement Amendment"). Pursuant to the Shareholder Agreement Amendment, Mr. Kasschau is no longer a party to all Sections of the Shareholder Agreement, other than Sections 16 and 17, and Sections 10-15 and 18-22 to the extent applicable to Sections 16 and 17 (collectively, the "Continuing Sections"), of the Shareholder Agreement. Except for the Continuing Sections, the Shareholder Agreement no longer applies to Mr. Kasschau and Mr. Kasschau has no obligations or rights thereunder. A copy of the Shareholder Agreement Amendment is attached hereto as Exhibit 15 and incorporated herein by reference.

        ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

                  Item 7 is hereby amended and supplemented by adding the following exhibits:

                  Exhibit 14:  Second Amended and Restated Joint
        Filing Agreement, dated as of May 10, 1996, by and among the Reporting Persons.

                  Exhibit 15:  Amendment to Shareholder and Proxy
        Agreement, dated as of May 10, 1996, by and among TI, Mr.
        Kasschau, RIT and Mr. Crafts.


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  May 10, 1996

        TINICUM INVESTORS

        By:/s/ Eric M. Ruttenberg
           Eric M. Ruttenberg
           Managing Partner


                                 SIGNATURE

                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  May 10, 1996

        By:/s/ Putnam L. Crafts, Jr.
           Putnam L. Crafts, Jr.


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  May 10, 1996

        RIT CAPITAL PARTNERS plc

        By:/s/ D. W. A. Budge
           D. W. A. Budge
           Director


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  May 10, 1996

        J. ROTHSCHILD CAPITAL MANAGEMENT LIMITED

        By:/s/ S. R. Sanders
           S. R. Sanders
           Director


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  May 10, 1996

        ST. JAMES'S PLACE CAPITAL plc

        By:/s/ David N. Wood
           David N. Wood
           Deputy Company Secretary


                               EXHIBIT INDEX

                  Exhibit 14:  Second Amended and Restated Joint
        Filing Agreement, dated as of May 10, 1996, by and among the Reporting Persons.

                  Exhibit 15:  Amendment to Shareholder and Proxy
        Agreement, dated as of May 10, 1996, by and among TI, Mr.
        Kasschau, RIT and Mr. Crafts.